Skadden, Arps, Slate, Meagher & Flom llp
ONE BEACON STREET
BOSTON, MASSACHUSETTS  02108-3194
________
TEL: (617) 573-4800
FAX: (617) 573-4822
www.skadden.com

                               August 26, 2011

John M. Ganley
Senior Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	BlackRock Preferred Partners LLC
File Nos. 333-173601 & 811-22550

Dear Mr. Ganley:

Transmitted herewith is Pre-Effective Amendment No. 4 to BlackRock Preferred Partners LLC's (the "Fund") registration statement on Form N-2 (the "Amendment").  The Amendment has been marked to show all changes made since the filing of Pre-Effective Amendment No. 3 to the registration statement.  The Amendment contains disclosure revisions in response to your oral comments of August 26, 2011.  Specifically:

•	we modified the expense table to show the expense reimbursement consistent with Form N-1A;

•	we modified the expense table to eliminate the reference to Rule 12b-1 in the "Distribution Fee" line item; and

•	we clarified the first sentence of footnote 3 to the expense table.

John M. Ganley
August 26, 2011

Acceleration requests from the Fund and its distributor, BlackRock Investments, LLC, accompany the Amendment as separate correspondence.

Should you have any comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Sincerely,

/s/ Kenneth E. Burdon

Kenneth E. Burdon